CREDEX CORPORATION
                                 454 Treemont Drive
                              Orange City, FL  32763
                                386-218-6823 phone

February 18, 2011

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

 Re:	Credex Corporation
	Amendment No. 4 to Registration Statement on Form 10
	Filed January 25, 2011
	Amendment No. 3 Registration Statement on Form S-1
	Filed January 25, 2011
        File No.  333-170829
        Amendment No. 3 to Form 10-Q for the Fiscal Quarter Ended
        September 30, 2010
        File No. 0-54142

Dear Mr. Clampitt:

     We have received your comment letter dated February 14, 2011. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments.

	Our responses to your comments are as follows:

                               Form 10-Q/A Fourth Amendment

General, page 2

1. We have included the explanatory paragraph explaining the amendment to our financial statements as follows.

EXPLANATORY NOTE

This amendment is for the purpose to properly disclose the restatement of the financial statements and the related notes regarding the correction of an error in application of generally accepted accounting principles with the related required disclosures of the correction. The correction was for $40,000 of amortization of unrealized capital into operation in the Professional Fees

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related to the service contract Credex has with Cypress Bend Executive Services
LLC. [Please refer to Note E - Related Party and Note G - Restatement contained in the notes to the financial statements.]

Note E - Related Party, page 14 and 15

2. We have added NOTE G to include the required by ASC Topic 250-10-50-7 as follows:

NOTE G - RESTATEMENT

The Statement of Operations for the periods ended September 30, 2010 was restated for correction of an error in the amount of $40,000. This error was for unrecorded amortization of consulting services of Cypress (refer to Note E - Related Party) of $40,000. The Statement for Operations' Professional Fees was increased by $40,000 for the three months, nine months, and from inception [September 2, 2005] ended/to September 30, 2010. In Stockholders' Equity section of the Balance Sheet at September 30, 2010, unearned capital balance of $160,000 resulted from the amortization into Professional Fees. This contract was entered into during the three months ended September 30, 2010. This accounting change will result in the net loss to increase in each future accounting period until the contract is completed when all of the $200,000 fees will be due and payable.

ASC FASB 250-10-50-7 Disclosure

Effects on previously issued financial statements for the periods ended September 30, 2010 are as follows:

Statement of Operations and Comprehensive Income for the Three Months Ended September 30, 2010

                         Previously Reported   Net Change   Restated
                         -------------------   ----------   --------
Professional Fees             $ 6,268          $ 40,000    $ 46,268
Total Expenses                  9,319            40,000      49,319
Total Loss from Operations     (9,319)          (40,000)    (49,319)
Net Loss                      $(9,319)          (40,000)   $(49,319)
                              =======                      ========
Basic Loss per Share          $(0.002)           (0.007)   $ (0.009)
                              =======                      ========

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Statement of Operations for the Nine Months Ended September 30, 2010

                         Previously Reported   Net Change   Restated
                         -------------------   ----------   --------
Professional Fees             $ 8,668          $ 40,000    $ 48,668
Total Expenses                 12,248            40,000      52,248
Total Loss from Operations    (12,248)          (40,000)    (52,248)
Net Loss                     $(12,248)          (40,000)   $(52,248)
                             ========                      ========
Basic Loss per Share         $ (0.003)           (0.009)   $ (0.012)
                             ========                      ========

Statement of Operations from Inception [September 2, 2005] to September
30, 2010

                         Previously Reported   Net Change   Restated
                         -------------------   ----------   --------
Professional Fees            $ 33,965          $ 40,000    $ 73,965
Total Expenses                 76,254            40,000     116,254
Total Loss from Operations    (52,837)          (40,000)    (92,837)
Net Loss                     $(52,804)          (40,000)   $(92,804)
                             ========                      ========

Statement of Cash Flows for Nine Months Ended September 30, 2010

                         Previously Reported   Net Change   Restated
                         -------------------   ----------   --------
Cash Flows From Operating
  Activities:
Net income                      $(12,248)      $(40,000)   $(52,248)
Add non-cash expenses to
  Net Loss:
   Increase Professional Fees
    from consulting agreement          0         40,000      40,000
Net Cash Used by Operating
  Activities                    $(12,248)      $      0    $(12,248)
                                ========       ========    ========

Statement of Cash Flows from Inception [September 2, 2005] to September
30, 2010

                         Previously Reported   Net Change   Restated
                         -------------------   ----------   --------
Cash Flows From Operating
  Activities:
Net income                      $(52,804)      $(40,000)   $(92,804)
Add non-cash expenses to
  Net Loss:
   Increase Professional Fees
    from consulting agreement          0         40,000      40,000
Net Cash Used by Operating
  Activities                    $(50,304)      $      0    $(50,304)
                                ========       ========    ========

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Item 4. Controls and Procedures, page 19
Evaluation of Disclosure Controls and Procedures, page 19

3. We have updated the following to show why we believe the $40,000 restatement to professional fees were not a result of control deficiency:

As of September 31, 2010, the Chief Executive and Financial Officers carried out an assessment of the effectiveness of the design and operation of our disclosure controls and procedures and concluded that the Company's disclosure controls and procedures were not effective as of September 30, 2010, because of material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Because of a reporting error discovered, management will work closer with the Company's outside auditor to reduce the possibility of accounting and reporting errors.

The material weaknesses identified during management's assessment was (1) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) ineffective controls over period end financial disclosure and reporting processes.

These control deficiencies did not result in adjustments to the Company's interim financial statements except for the restatement reported in Note G - Restatement in the notes to the interim financial statements. However, these control deficiencies could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to the Company's interim or annual financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses. Because of a reporting error discovered, management will work closer with the Company's outside auditor to reduce the possibility of accounting and reporting errors.

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The Chief Executive and Financial Officers performed additional accounting and financial analyses and other post-closing procedures including detailed validation work with regard to balance sheet account balances, additional analysis on income statement amounts and managerial review of all significant account balances and disclosures in the Quarterly Report on Form 10-Q, to ensure that the Company's Quarterly Report and the financial statements forming part thereof are in accordance with accounting principles generally accepted in the United States of America. Accordingly, management believes that the restated financial statements included in this Quarterly Report fairly present, in all material respects, the Company's financial condition, results of operations, and cash flows for the periods presented.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Denise Leonardo

Denise Leonardo
President

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